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Via Edgar

May 11, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dale Welcome
Claire Erlanger
Sarah Sidwell
Jennifer Angelini

Re:	Nubia Brand International Corp.
Preliminary Proxy Statement on Schedule 14A Filed March 20, 2023
File No. 001-41323

Dear Mr. Welcome:

On behalf of Nubia Brand International Corp. (the “Company”), we are hereby responding to the letter, dated April 13, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A, filed on March 20, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A, filed March 20, 2023 General

1.	Please provide your analysis why the proposed issuance of your common stock as consideration for the business combination does not require registration under the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that G3 is the sole shareholder of Honeycomb. Pursuant to C&DI 239.13, an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

(i) the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

(ii) the persons signing the agreements collectively own less than 100% of the voting equity of the target; and

(iii) votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction. G3, which owns 100% of Honeycomb’s voting securities, is the only party that executed a transaction support agreement in connection with the transaction and no additional votes will be solicited as there are no other shareholders. Under SEC guidance (C&DI 239.13), G3 is deemed to have already accepted the offer to receive Nubia shares in exchange for their shares of Honeycomb common stock. As such, those shares cannot be registered on Form S-4.

2.	We note disclosure on page 155 regarding the tax lien placed by the Internal Revenue Service on the property of Global Graphene Group, Inc. (“G3”), including the assets to be contributed to the combined company. Please disclose whether and how this tax lien will affect the business combination, together with appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 180 in accordance with the Staff’s comment.

3.	We note your disclosure that G3 will hold 81.8% of the combined company’s shares, and that G3 and the sponsor will have substantial control over the combined company after the business combination. Please disclose on the proxy statement cover and in the summary (i) the percent of voting power that G3 will control after the business combination, (ii) whether you will be considered to be a controlled company, and (iii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Include related risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 2 of the Amended Proxy Statement to reflect the expectation that G3 will hold approximately 81.8% of the voting power of the combined company’s common stock upon the closing and to clarify that while the Company will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market LLC, it does not currently expect to rely upon the “controlled company” exemptions. The Company has included the appropriate risk factor on page 55 of the Amended Proxy Statement.

4.	Please include disclosure regarding G3’s management and ownership in an appropriate place in the proxy statement. To the extent that G3 is managed or owned by related parties of the combined company, include risk factor disclosure regarding potential conflicts of interest and related risks to the combined company and public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 142 of the Amended Proxy Statement in accordance with the Staff’s comment.

5.	We note disclosure regarding related agreements (pages 7-8), amended registration rights agreement (page 48), transition agreement (page 77), and patent assignment (page A-74). Please ensure all material agreements, complete with any schedules or exhibits thereto, are filed with your proxy statement and listed in the table of contents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Proxy Statement in accordance with the Staff’s comment.

6.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Amended Proxy Statement in accordance with the Staff’s comment.

7.	The definition of “Honeycomb” on page iii refers solely to Honeycomb Battery Company, LLC, yet disclosure elsewhere indicates G3 will contribute its battery business, consisting of two subsidiaries (Honeycomb and Angstron Energy Company, Inc.) and certain allocated assets, liabilities, and/or expenses of G3. Please revise to clarify whether references to “Honeycomb” throughout the proxy statement refer to the subsidiary or the spun-off battery business, for instance consistent with the definition on page 123.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii and iii of the Amended Proxy Statement, as well as other references to the “Combined Company,” “HBC” and “Honeycomb,” in accordance with the Staff’s comment.

Questions and Answers about the Proposals

Q. What vote is required to approve the proposals presented at the special meeting?, page ix

8.	Please revise to disclose the number and percentage of shares held by public shareholders that is required to establish a quorum and approve each proposal, clearly stating if none are required. In this regard, we note disclosure on page xi that the sponsor and the insiders have agreed to vote founder shares and any public shares held by them in favor of the proposals.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ix of the Amended Proxy Statement in accordance with the Staff’s comment.

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Summary of the Proxy Statement, page 1

9.	We note disclosure that “G3 is in the process of converting Honeycomb into an independently operated company.” Please revise to clearly describe the material steps involved in this process and the timing thereof, including when completion is expected in relation to the shareholder meeting and other key dates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 175 in accordance with the Staff’s comment.

10.	We note your disclosures that “all battery related patents and patent applications held by [G3], of which there are in excess of 520,” will be transferred to Honeycomb and that “Honeycomb relies heavily on owned intellectual property.” However, Section 4 of the Contribution Agreement contemplates that Honeycomb will receive a non-exclusive license to the G3 Special Patents, and Section 2(b)(i) of the Supply and License Agreement provides a non-exclusive license under the G3 Intellectual Property for specified purposes. Please revise your disclosure to clarify Honeycomb’s intellectual property ownership in light of these licensing arrangements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 8, 78 and 156 in accordance with the Staff’s comment.

11.	Disclosure indicating that the business combination will not be consummated if Nubia has net tangible assets of less than $5,000,001 (for example, on pages 11, 62, 91, and elsewhere) appears inconsistent with the description of the NTA amendment proposal on page 100. Please reconcile or explain.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement to reflect that if the NTA amendment proposal is approved, the Company will not be required to have net tangible assets of at least $5,000,000 in order to consummate a business combination.

Conditions to Closing, page 6

12.	Please clearly disclose all material conditions to closing, revising the reference to “customary closing conditions including” accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 76 of the Amended Proxy Statement in accordance with the Staff’s comment.

Impact of the Business Combination on the Combined Company’s Public Float, page 8

13.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution (including the amount of equity held by founders, the “earn-out” shares, and any convertible securities, including public warrants retained by redeeming shareholders and private warrants), at each of the redemption levels detailed in your sensitivity analysis (i.e., minimum, maximum, and interim redemption levels), including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amended Proxy Statement in accordance with the Staff’s comment.

14.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including private warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amended Proxy Statement in accordance with the Staff’s comment.

15.	On page vii you disclose that the fully diluted share capital would be 27,141,000 common stock equivalents; however on page 8, you disclose that the fully diluted share capital would be 27,216,000 common stock equivalents. Please reconcile and revise throughout.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 79 of the Amended Proxy Statement in accordance with the Staff’s comment.

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Interests of Certain Persons in the Business Combination, page 11

16.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, such as the promissory note and advances described in note 5 to your financial statements. Provide similar disclosure for the company’s officers and directors, if material, including management positions to be held in the post-combination company, as referenced on pages 74 and 75. Add related risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 49, and 99 of the Amended Proxy Statement in accordance with the Staff’s comment.

Comparative Per Share Information, page 21

17.	Please revise the first line item of your table to say “book value per share.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Amended Proxy Statement in accordance with the Staff’s comment.

18.	Given that your line item descriptions “weighted average shares outstanding – common stock subject to redemption” and “basic and diluted net income per share – common stock subject to redemption” are only applicable to the Nubia Historical column, please revise your table to move the pro forma weighted average shares outstanding and the pro forma net income per share information to separate line items with appropriate descriptions. Alternatively, please label the minimum and maximum redemption columns as “pro forma.” Additionally, please add the comparative per share data for Honeycomb Batter. This comment also applies to your table in Note 5 on page 150.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 170 of the Amended Proxy Statement in accordance with the Staff’s comment.

19.	Please revise your disclosure regarding the assumed redemption scenarios to additionally describe the interim redemption scenario reflected in the table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Amended Proxy Statement in accordance with the Staff’s comment.

20.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 170 of the Amended Proxy Statement in accordance with the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 22

21.	Your disclosure references factors discussed in your Form 10-K under the heading “Risk Factors,” but the Form 10-K discloses that, “As a smaller reporting company, we are not required to make disclosures under this Item.” Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 of the Amended Proxy Statement in accordance with the Staff’s comment.

Risk Factors

Our history of recurring losses and anticipated expenditures                   , page 31

22.	We note disclosure in this and the following risk factor highlighting the need for additional capital. Please disclose whether, and for how long, the proceeds from the business combination are expected to be sufficient to fund the post-combination company, taking into account potential redemptions. Reconcile and update liquidity disclosure on page 154 as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 in accordance with the Staff’s comment.

Risks Related to Nubia and the Business Combination, page 43

23.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 49 and 50 of the Amended Proxy Statement in accordance with the Staff’s comment.

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24.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Amended Proxy Statement in accordance with the Staff’s comment.

25.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xi, 61 and 62 of the Amended Proxy Statement in accordance with the Staff’s comment.

26.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 of the Amended Proxy Statement in accordance with the Staff’s comment.

Even if Nubia consummates the business combination, there is no guarantee that the public warrants will ever be in the money                  , page 49

27.	Please enhance your disclosure to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61 and 62 of the Amended Proxy Statement in accordance with the Staff’s comment.

The amended and restated bylaws that will be effective                  , page 50

28.	We note disclosure indicating that the exclusive forum provision will not apply to the Securities Act or the Exchange Act, and that the federal district courts will be the exclusive forum for Securities Act claims. Please ensure that Article XI of the Second Amended Certificate of Incorporation and/or Section 9.16 of the Amended Bylaws are consistent with your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 58 and C-17 in accordance with the Staff’s comment.

Proposal No. 1--The Business Combination Proposal Background of the Transactions, page 71

29.	Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. In this regard, we note references in the Fairness Opinion Letter to “updated purchase consideration” and to the “Original Agreement” and “Revised Agreement.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 82--85 in accordance with the Staff’s comment.

30.	We note references on pages 75 and 77 to a post-closing committed equity facility of up to $140 million. Please revise your disclosure to include any discussions about the need to obtain additional financing for the combined company and the negotiation process (e.g., who selected the investment bank for the equity facility, and what relationships did the investment bank have to the SPAC, the sponsor, the target, or their respective affiliates). Disclose the status and material terms of the equity facility, including how these terms were determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 83 and 86 to reflect that Nubia and Honeycomb have not entered into any financing agreements with respect to the Merger and that the $140 million equity facility is one among several financing options being considered by the parties.

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Honeycomb’s Financial Projections, page 78

31.	Please revise your disclosure to clearly describe the reasons the financial projections were prepared and the purpose for their inclusion in the proxy statement. We note the reference on page 78 to other projections that are not disclosed (e.g., sales forecasts, manufacturing capacity, launch costs, and use of proceeds statements). If non-disclosed projections were relied upon by your board of directors in approving the business combination, or by EverEdge Global in issuing its fairness opinion, then revise your disclosure to include these projections together with material underlying assumptions and limitations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 in accordance with the Staff’s comment.

32.	Please revise your disclosure to fully describe the material assumptions underlying the financial projections, including the type of market assumed in developing those assumptions. Clearly describe how the assumptions relate to and resulted in the projected financial information, identifying the limitations of the projections. Quantify the underlying assumptions to the extent possible.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 in accordance with the Staff’s comment.

33.	We note the term of the projections. Please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates is reasonable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87, 88, and 89 in accordance with the Staff’s comment.

34.	Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87, 88 and 89 in accordance with the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 89

35.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 102 of the Amended Proxy Statement in accordance with the Staff’s comment.

36.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In this regard, we note the table in your Form 10-Ksummarizing the entities to which your executive officers and directors currently have fiduciary duties or contractual obligations. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 102 of the Amended Proxy Statement in accordance with the Staff’s comment.

U.S. Material Federal Income Tax Consequences, page 92

37.	Please revise this section to discuss the material tax consequences of the business combination to each company’s securityholders and the company. In this regard, the merger agreement indicates that the parties intend for the restructuring and the merger to be tax free under Sections 351(a) and/or 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose whether you received an opinion of counsel that supports this conclusion. Refer to Section III of Staff Legal Bulletin No. 19. Additionally include summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages x, 64, 108 and 109 of the Amended Proxy Statement in accordance with the Staff’s comment. The Company has not received an opinion of counsel that supports the conclusion that the business combination will be tax free.

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Proposal No. 5--The Director Election Proposal, page 107

38.	Note 7 to your financial statements indicates that only Class B shareholders have the right to vote on the election of directors prior to a business combination. Please revise disclosure in this section and elsewhere as appropriate to reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the Amended Proxy Statement to reflect that the holders of the Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our shareholders, including the election of directors, except as otherwise required by law.

Proposal No. 7--The Adjournment Proposal, page 110

39.	Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Proxy Statement in accordance with the Staff’s comment.

Other Information Related to Nubia, page 111

40.	We note disclosure that the sponsor, the target, and/or their respective affiliates may purchase shares, or enter into agreements to purchase shares in the future, and that any such shares purchased by your affiliates would be voted in favor of the business combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01, please provide an analysis regarding how it applies to your circumstances. We further note references to privately negotiated agreements on pages 56-57 and a potential $70 million forward purchase agreement on page 75; please disclose the purpose of these purchases and provide your analysis on how such purchases will comply with Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124, 125 and 126 of the Amended Proxy Statement in accordance with the Staff’s comment.

Information about Honeycomb, page 123

41.	Please revise this section to include specific, clear information sufficient to allow investors to evaluate the spun-off business. Clearly distinguish Honeycomb’s aspirations from its accomplishments throughout. Address, without limitation, each of the following items:

●	Clearly identify each of Honeycomb’s products and the current stage of its development.

●	Describe Honeycomb’s development timeline, identifying the technical, pre- production, and production-level expectations and targets referenced elsewhere (e.g., page 34).

●	Clearly describe the steps involved in the research, design, development, manufacturing, and commercialization of Honeycomb’s technology, identifying the material obstacles to overcome.

●	Indicate which steps in the development timeline are expected to be completed with existing funds, and which will require additional funding, consistent with liquidity disclosure elsewhere.

●	Specifically describe the additional extensive safety testing required prior to Honeycomb’s technology being installed in electric vehicles, as referenced elsewhere (e.g.¸ page 25).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in this section in accordance with the Staff’s comment.

42.	Please disclose the basis for your claim that “Honeycomb is recognized as a global leader in both the high-capacity anode and the high-energy solidstate battery.” Clarify whether the basis for such leadership is supported by quantitative criteria, taking into account the early-stage, developmental nature of Honeycomb’s business. If this claim relates to intellectual property, clarify the extent to which such intellectual property will be assigned to Honeycomb or retained by G3 (and potentially licensed to third parties).

Response: Yes, this claim relates to intellectual property and it is supported by quantitative criteria. Please refer to Figure 10 on page 156 and Figure 11 on page 157. The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 in accordance with the Staff’s comment.

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Manufacturing and Supply, page 133

43.	Your disclosure indicates that Honeycomb plans to be a supplier of all-solid-state cells and certain battery components/materials (e.g., graphite-, Si oxide-, and Si-rich anode materials and electrolytes) to select customers or strategic partners. Please expand this section to address current and expected manufacturing capacity for each of these technologies, as your disclosure currently appears to address only silicon anode material. Clarify whether Honeycomb has entered into any toll manufacturing/joint venture arrangements for solid-state cells, and describe the current or expected material terms thereof.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 155 in accordance with the Staff’s comment.

44.	We note that Section 4 of the Supply and License Agreement limits manufacture of graphene and graphite products for use in Honeycomb’s battery-related products and prohibits resale to third parties. Please revise your disclosure, here and elsewhere, to clarify that Honeycomb will not supply graphene/graphite materials in light of this limitation. For example, and without limitation, we statements that Honeycomb is “positioned to supply . . . graphite from sustainable sources” and “has developed a process technology that allows for cost-effective production of anode-grade graphite from sustainable sources such as biomass and recycled materials.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 141, 143, 146, 147 and 154 in accordance with the Staff’s comment.

45.	Please describe the material terms of Honeycomb’s supply agreements. In this regard, we note disclosure on page 24 that some agreements require Honeycomb to bear certain costs relating to product recalls and replacements due to defects of incorporated battery products.

Response: The Company respectfully advises the Staff that it is in the development stage and as such has not yet entered into supply agreements with original equipment or end product manufacturers. The Company has revised the disclosure on page 28 accordingly.

Intellectual Property, page 134

46.	Please revise to identify Honeycomb’s material patents, including duration. Distinguish clearly between owned and licensed patents and other intellectual property. Describe the material terms of the G3 license, including any limitations thereunder, and the G3 patent assignment (referenced in Section 11 of the Contribution Agreement).

Response: The Company respectfully submits that specific disclosure about the materiality and duration of the Company’s patents would not provide investors with meaningful information about the Company’s intellectual property portfolio, and such specific disclosure would seriously jeopardize the Company’s business and its competitive position. In addition, given the various stages of development of the patents in its portfolio, it is not feasible for the Company to determine accurately which of its patents are material.

The Company generally keeps patent details secret as long as possible during development to avoid providing competitive intelligence to other companies and enabling them to develop similar technology more easily and compete with the Company. Maintaining secrecy also avoids providing other companies impetus to try to seek patent protection they might not otherwise seek (or be entitled to) in an attempt to cover the Company’s intellectual property.

The Company acknowledges the Staff’s comment regarding the duration of its patents and has revised the disclosure on page 156 to provide a general range of years of expiration. The Company further acknowledges the Staff’s comment regarding its licensed patents and the G3 patent assignment and has revised the disclosure on page 156 in accordance with the Staff’s comment.

Government Regulation and Compliance, page 137

47.	Please expand your disclosure to describe the government regulations pertaining to battery safety, transportation of batteries, use of batteries in vehicles, factory safety, and disposal of hazardous materials to which Honeycomb is or will be subject.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 159 and 160 in accordance with the Staff’s comment.

Management after the Business Combination, page 138

48.	Please revise this section to describe the portion of time your Executive Chairman and Chief Science Officer will dedicate to the post-combination company, in light of disclosure on page 27 regarding his continued employment with G3. Additionally revise your disclosure to (i) clarify whether other members of your management will retain positions with G3 and (ii) identify all directorships held. In this regard, we note that Dr. Jang is identified as chairman of the board of directors of G3 on page 169.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 161 in accordance with the Staff’s comment.

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Involvement in Certain Legal Proceedings, page 141

49.	Please revise to include disclosure regarding the bankruptcy proceedings involving the Chief Executive Officer of the combined company, as disclosed in your Form 10-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Amended Proxy Statement in accordance with the Staff’s comment.

Executive Compensation, page 143

50.	Please revise to include 2022 compensation information with respect to Honeycomb’s directors and executive officers, explaining any assumptions (including by reference to the combined carved-out financial statements as appropriate).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 166 and 167 in accordance with the Staff’s comment.

51.	We note disclosure that the combined company intends to develop a compensation program. Please expand to discuss the expected material terms thereof, including salary and bonus arrangements. In light of disclosure that the combined company will reimburse 70% of Dr. Bor Jang’s compensation and related costs at G3, additionally disclose the material terms of these arrangements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 167 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 148

52.	It appears to us that your presentation of the weighted average shares should reflect a pro forma adjustment for the 70,000,000 common shares issued as consideration in the transaction. In this regard, please add footnote disclosure explaining the adjustment made to get from the historical weighted average common shares to the pro forma amounts in the minimum redemption and maximum redemption columns. Refer to Rule 11-02(a)(9) of Regulation S-X for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of the Amended Proxy Statement in accordance with the Staff’s comment.

Honeycomb’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 154

53.	Please expand your disclosure to address that Honeycomb’s auditor has expressed substantial doubt as to its ability to continue as a going concern, as well as management’s plan to address this circumstance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 in accordance with the Staff’s comment.

Description of Securities, page 158

54.	Please revise this section to clearly describe the securities of the post-combination company. For instance, the public and private warrants are described as your securities (i.e., the pre-combination company); revise to describe warrants of the post-combination company or otherwise clarify whether these will remain outstanding with no changes following the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in this Section in accordance with the Staff’s comment.

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Certain Relationships and Related Party Transactions, page 170

55.	Please disclose the sponsor’s promissory note and related party advances described in note 5 of your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 189 of the Amended Proxy Statement in accordance with the Staff’s comment.

56.	Please revise your disclosure to clearly describe the lock-up provisions that will be in effect following the business combination pursuant to the parent support, company lock- up, and/or sponsor lock-up agreements. Additionally clarify whether the representative shares are still subject to the lock-up described in note 6 to your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 190, 191 and F-18 of the Amended Proxy Statement in accordance with the Staff’s comment. The Company advises the Staff that the Sponsor lock-up is included in the Parent Support Agreement. As such, there is no separate Sponsor lock-up agreement.

57.	We note disclosure that, pursuant to the registration rights agreement, Honeycomb will be obligated to file a registration statement to register the resale of certain securities of Honeycomb held by the Holders (which term is defined to include your public shareholders). Please revise to clarify whether registration rights refer to securities of the combined company, and how such rights relate to public shareholders. Conform disclosure regarding registration rights throughout the proxy statement (including financial statement notes) as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 54, 78, and 191, and F-17 of the Amended Proxy Statement in accordance with the Staff’s comment.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Jaymes Winters

Nubia Brand International Acquisition Corp.

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